May 16, 2016

Filed pursuant to Rule 433

Registration Statement No. 333-209385

and 333-209385-01

Jefferies Group LLC

Senior Fixed Rate 10-Year Step-Up Callable Notes due May 26, 2026

Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly owned subsidiary.

Title of the Series:	Senior Fixed Rate 10-Year Step-Up Callable Notes due May 26, 2026.

Aggregate principal amount:	$50,000,000. The Issuers may increase the aggregate principal amount prior to the original issue date but are not required to do so.

Issue price:	$1,000 per note (100%)

Pricing date::	May 16, 2016

Original issue date:	May 26, 2016 (9 business days after the pricing date)

Maturity date:	May 26, 2026, subject to the Issuers’ redemption right.

Interest accrual date:	May 26, 2016

Interest rate:

4.00%, from and including the original issue date to, but excluding, May 26, 2020.

5.00%, from and including May 26, 2020 to, but excluding, May 26, 2024.

6.00%, from and including May 26, 2024 to, but excluding, the maturity date.

Interest payment period:	Semi-annual

Interest payment dates:

Each May 26 and November 26, beginning November 28, 2016; provided that if any such day is not a business day, the interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360

Redemption:

The Issuers will have the right to redeem the notes, in whole or in part on

May 26, 2020, and pay 100% of the stated principal amount per note plus accrued and unpaid interest to, but excluding, the date of such redemption. If the Issuers elect to redeem the notes, they must provide notice at least 5 business days before the redemption date.

Optional Redemption Date:	May 26, 2020

Specified currency:	U.S. dollars

CUSIP/ISIN:	47233JAB4

Book-entry or certificated note:	Book-entry

Business day:	New York

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc.

Trustee:	The Bank of New York Mellon

Calculation Agent:	The Bank of New York Mellon

Use of Proceeds:	General corporate purposes

Listing:	None

Material United States Federal Income Tax Consequences

We intend to take the position that, solely for purposes of determining whether the notes are issued with “original issue discount,” we are deemed to exercise our option to redeem the notes on May 26, 2020, and that, as a result, (i) interest paid on the notes through May 26, 2020 will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes, and (ii) interest payable on the notes outstanding after May 26, 2020 will be taxable to a U.S. Holder as ordinary interest income at the time it accrues, in accordance with a constant yield method based on a compounding of interest, without regard to the timing of the receipt of cash payments attributable to this income. See “United States Federal Taxation—U.S. Holders – Discount Notes—Notes Subject to Early Redemption” and “United States Federal Taxation —U.S. Holders – Discount Notes—General” in the prospectus supplement.

Notes not redeemed on May 26, 2020 will be deemed to be reissued with original issue discount on such date, and a U.S. Holder of such note will be subject to tax on accrued interest prior to the receipt of interest payments. Prospective purchasers are urged to consult their own tax advisors regarding the federal, state, local and other tax consequences to them of an investment in the notes.

You should read this document together with the related prospectus and prospectus supplement,

each of which can be accessed via the hyperlinks below, before you decide to invest.

Preliminary pricing supplement dated May  9, 2016

Prospectus supplement dated February 4, 2016

Prospectus dated February  4, 2016

The issuer has filed a registration statement (including a prospectus) and has also filed a prospectus supplement and pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies LLC at (201)761-7610.